UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 21, 2009

Viropro, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	**333-06718**	**13-3124057**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300, Ave des Sommets, Suite 1806 **Verdun, Quebec, Canada**	**H3E 2B1**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (514) 731-8776

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)
(1) Previous Independent Accountant

> (i) On June 21, 2009, the Registrant's independent auditor, DeJoya Griffith & Company, LLC ("DeJoya Griffith & Co.") was dismissed.

> (ii) The reports of DeJoya Griffith & Company, LLC. as of and for the years ended November 30, 2008 and 2007, did not contain any adverse opinion or disclaimer of opinion.

> (iii) The Board of Directors has approved the dismissal of DeJoya Griffith & Company, LLC.

> (iv) During the fiscal years ending November 30, 2008 and 2007, and during the subsequent interim period through the date of the dismissal, there were no disagreements with DeJoya Griffith & Company, LLC. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

> (v) DeJoya Griffith & Company, LLC has not advised the Company of any events described in paragraph (B) of Regulation S-B Item 304(a)(1)(iv).

(2) New Independent Accountants

The Registrant engaged **Michael Minyard & Co., P.C.** as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective June 24, 2009 as requested and approved by the Company's Board of Directors. The Registrant did not consult with **Michael Minyard & Co., P.C.** on any matter at any time prior to the engagement.

(3) See attached letter from DeJoya Griffith & Company, LLC. filed as Exhibit 16.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

16.1 Letter from the former independent auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2009

VIROPRO, INC.

/s/ Serge Beausoleil

Serge Beausoleil, President and Chief Executive Officer



Exhibit 16.1

De Joya Griffith & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

July 8, 2009

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Viropro, Inc.

We have read the statements that we understand Viropro, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

De Joya Griffith & Company, LLC

/s/ De Joya Griffith & Company, LLC
Certified Public Accountants

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 • Facsimile (702) 920-8049

Member Firm with
Russell Bedford International